1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct. 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: Oct. 9, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC September 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – October 9, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for September 2012: On an unconsolidated basis, net sales were approximately NT$42.82 billion, a decrease of 12.4 percent over August 2012 and an increase of 30.3 percent over September 2011. Revenues for January through September 2012 totaled NT$370.4 billion, an increase of 17.5 percent compared to the same period in 2011.

On a consolidated basis, net sales for September 2012 were approximately NT$43.35 billion, a decrease of 12.4 percent over August 2012 and an increase of 29.8 percent over September 2011. Consolidated revenues for January through September 2012 totaled NT$374.94 billion, an increase of 16.3 percent compared to the same period in 2011.

“Consolidated third quarter revenues come to a total of approximately NT$141.38 billion, reaching a record high for TSMC,” said Chief Financial Officer and Spokesperson, Senior Vice President Lora Ho.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	September 2012	August 2012	M-o-M Increase (Decrease) %	September 2011	Y-o-Y Increase (Decrease) %	January through September 2012	January through September 2011	Y-o-Y Increase (Decrease) %
Net Sales	42,817	48,896	(12.4)	32,861	30.3	370,386	315,213	17.5

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	September 2012	August 2012	M-o-M Increase (Decrease) %	September 2011	Y-o-Y Increase (Decrease) %	January through September 2012	January through September 2011	Y-o-Y Increase (Decrease) %
Net Sales	43,353	49,497	(12.4)	33,406	29.78	374,944	322,369	16.3

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

October 9, 2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Sep. 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
Sep.	Net sales	42,816,800	32,860,849
Jan.-Sep.	Net sales	370,386,266	315,213,115

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	Sep.	Bal. as of period end
TSMC Partners*	38,059,496	(2,242,215)	5,275,800
TSMC Global	43,089,862	(5,862,000)	—
TSMC Development**	12,778,483	1,099,125	1,099,125

*	The borrower is TSMC China, TSMC’s subsidiary.
**	The borrower is TSMC Solar, TSMC’s subsidiary.

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	13,324,892	4,991,030
	Mark to Market Profit/Loss	41,428	2,695
	Unrealized Profit/Loss	26,504	2,695
Expired Contracts	Notional Amount	110,013,135	41,414,886
	Realized Profit/Loss	174,813	(86,899)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,172,512	—
	Mark to Market Profit/Loss	(1,593)	—
	Unrealized Profit/Loss	8,980	—
Expired Contracts	Notional Amount	99,538,565	—
	Realized Profit/Loss	(64,297)	—
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	740	—
Expired Contracts	Notional Amount	15,598,121	—
	Realized Profit/Loss	(1,956)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	412,131	833,013
	Mark to Market Profit/Loss	(8,104)	(3,968)
	Unrealized Profit/Loss	(8,042)	(3,909)
Expired Contracts	Notional Amount	2,038,361	5,310,552
	Realized Profit/Loss	1,291	(13,872)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	193,982	—
	Mark to Market Profit/Loss	(1,625)	—
	Unrealized Profit/Loss	(1,632)	60
Expired Contracts	Notional Amount	1,236,553	977,734
	Realized Profit/Loss	2,701	(7,599)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Global

Hedging purpose - applying hedge accouting (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	7,558,794	—
	Mark to Market Profit/Loss	28,189	—
	Unrealized Profit/Loss	28,189	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		N	N